EXHIBIT 99.60

July 31, 2020

TO:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador, Service NL

Dear Sirs/Madams:

Re: High Tide Inc. (the “Company”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of High Tide Inc. dated July 31, 2020 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice

Yours very truly,

Chartered Professional Accountants

Calgary, Alberta